1050 - 400 Burrard Street Vancouver, British Columbia, Canada, V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
September 23, 2026	www.integraresources.com

Integra Identifies New Near-Mine Gold Growth Targets at Florida Canyon, including 1.30 g/t
Au over 62.5 m and 0.59 g/t Au over 167.6 m Inter-Pit and 0.48 g/t Au over 54.9 m in New
Madre Shear North Target

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSXV: ITR; NYSE American: ITRG) is pleased to announce additional results from the growth and expansion drill program at the Company's producing Florida Canyon Mine ("Florida Canyon" or the "Mine") located in Nevada. The results announced today continue to demonstrate the potential to further expand the gold resource at Florida Canyon through newly identified targets, including the Madre Shear North Target, as well as underexplored areas between active and historical open pits.

Building on the 74% increase in Mineral Reserves and extended mine life outlined in the updated Florida Canyon life-of-mine plan and technical report1 (the "Technical Report"), Integra's ongoing drill program continues to target near-mine resource growth at Florida Canyon. The drill results announced today highlight multiple opportunities to potentially expand the gold resource at Florida Canyon within and immediately adjacent to the existing Mine footprint, including a newly accessible extension of the previously mined Madre Shear zone.

To date in 2026, the Company has completed 30,140 meters ("m") of reverse circulation ("RC") at Florida Canyon.

Highlights:

• Madre Shear North Target: The Madre Shear North Target represents the northern extension of the Madre Shear zone, a structure associated with gold mineralization. While the southern portion of the Madre Shear was mined by previous operators, its northern extension remained largely unexplored due to its location beneath the North Dump. With mineralized material from the North Dump added to the indicated mineral resource base in the Florida Canyon Technical Report, the potential for future mining activities in the area could provide increased access to the underlying Madre Shear North Target.

• Drill results from the Madre Shear North Target include:

• FCMR26-1284: 0.48 grams per tonne ("g/t") gold ("Au") over 54.9 m

• FCMR26-1279: 0.42 g/t Au over 9.1 m

• FCMR26-1282: 0.32 g/t Au over 6.1 m

• Resource expansion between existing open pits: Exploration drilling in the "saddles" and "ridges" ("Inter-Pit") areas located between active and historical open pits continue to demonstrate gold resource potential adjacent to operating and historic open pits.

• Drill results from the Inter-Pit area between the Central Open Pit and Radio Tower Open Pit (the "Central / Radio Tower Saddle") include:

• FCMR26-1250: 1.30 g/t Au over 62.5 m, including 9.37 g/t Au over 1.5 m and 14.74 g/t Au over 1.5 m

• FCMR26-1162: 0.59 g/t Au over 167.6 m

• FCMR26-1159: 0.83 g/t Au over 29.0 m, including 3.23 g/t Au over 4.6 m

• FCMR26-1155: 0.84 g/t Au over 35.1 m, including 4.04 g/t Au over 1.5 m and 4.08 g/t Au over 1.5 m

• North Dump: Mineralized material from the North Dump was drilled and modeled for inclusion in the updated mine plan outlined in the Technical Report filed in July 20261.

• Drill results from the North Dump include:

• FCMR26-0988: 0.38 g/t Au over 36.6 m

• FCMR26-0989: 0.40 g/t Au over 36.6 m

• FCMR26-1060: 0.39 g/t Au over 45.7 m, including 6.12 g/t Au over 1.5 m

Key Observations:

• The updated Technical Report at Florida Canyon highlighted a 74% increase in Mineral Reserves and the Company's continued commitment to mineral exploration at the Mine is demonstrating the potential for increased resource expansion in multiple areas of Florida Canyon.

• The results announced today are from exploration targets within the footprint of the Mine and have the potential to be included in future mine plans.

• The Company is also planning to test exploration targets outside the Mine footprint, including 7,000 m of drilling at the Standard Mine area located 8 kilometers ("km") south of Florida Canyon.

1. See "NI 43-101 Technical Report, Florida Canyon Gold Mine, Pershing County, Nevada, USA," dated July 28, 2026, with an effective date of May 31, 2026.

George Salamis, President and CEO of Integra Resources, commented: "The drill results reported today include some of the best gold intercepts drilled since Integra acquired Florida Canyon. The continued success in exploring the Mine has reinforced our view that the updated Technical Report was not the culmination of the Florida Canyon growth story; rather, it was the start of potential sustained resource growth that can be accomplished through disciplined exploration. Since the drill results announced today occur within or immediately adjacent to the existing mine operations and infrastructure, this gold mineralized material has the potential to positively impact and expand near-term mine plans.

We are particularly excited about the gold potential of the Madre Shear North Target. The Madre Shear is a structure known to host gold mineralization at Florida Canyon; however, due to the location of the North Dump, only the southern extension of the Madre Shear zone was mined previously. With portions of the North Dump expected to be mined in future years as part of the current mine plan, the Company expects to gain increased access to this area while continuing to evaluate opportunities to further drill and investigate its potential for inclusion in future mine plans.

The on-going, successful drill campaigns initiated since acquiring Florida Canyon, along with the 74% increase in Mineral Reserves reported in the updated Technical Report, continue to confirm our belief that there is meaningful potential at Florida Canyon to further grow the resource base and extend mine life, increasing the long-term value of the operation."

Drilling Overview

The growth and expansion drill program at Florida Canyon is focused on delineating near-surface oxide gold mineralization within and adjacent to existing mining areas that can quickly contribute and extend the mine life of Florida Canyon. The program is designed to support future mineral resource and reserve updates and inform life-of-mine planning.

Figure 1: Location Map of 2026 Florida Canyon Mine Drill Targets

https://wp-integraresources-2024.s3.ca-central-1.amazonaws.com/media/2026/09/FCM-NR6-Fig-1-Plan-Figure-2026-09-21-v2.pdf

Figure 2: Drill Collar Location Map

https://wp-integraresources-2024.s3.ca-central-1.amazonaws.com/media/2026/09/FCM-NR6-Fig-2-Drilling-Collars-2026-09-21-v2.pdf

The Madre Shear North Target

The Madre Shear zone is a geologic structure that is orthogonal to the highly prospective Range Front Fault, an important structural control associated with gold mineralization at Florida Canyon. The Range Front Fault extends through both the Central Pit and North Dump. Approximately 2,000 m of drilling was completed at the Madre Shear North target in phase one on a 91 m by 47 m grid. An additional 2,000 m of drilling is planned to further evaluate the scale, continuity and resource potential of this new target.

Select gold intercepts from drilling at the Madre Shear North:

  FCMR26-1284: 0.48 g/t Au over 54.9 m
  FCMR26-1279: 0.42 g/t Au over 9.1 m
  FCMR26-1282: 0.32 g/t Au over 6.1 m

Key observations

  The Madre Shear zone is a structure associated with gold mineralization at the Mine with the southern extension of this structure mined by previous operators. Drill results announced today returned broad zones of gold mineralization across multiple holes, demonstrating the potential for a meaningful near-mine resource.
  Mineralization intersected at the Madre Shear North Target is near-surface and will become increasingly accessible as material from the North Dump is mined in the future. Located immediately adjacent to existing mining infrastructure, the target could benefit from shorter haulage distances and lower capital requirements, potentially enhancing its economics relative to more distal mineralization.
  Mining of the southern portion of the Madre Shear zone was completed by previous operators, suggesting the material from the Madre Shear North target is amenable to heap leach processing, subject to ongoing metallurgical testing.

Figure 3: View a cross section from of the Madre Shear North Target:

https://wp-integraresources-2024.s3.ca-central-1.amazonaws.com/media/2026/09/Madre-Shear-N-CS-vF.pdf

The Central / Radio Tower Saddle Target:

Drilling focused on the Central / Radio Tower Saddle Target has identified a zone of consistent mineralization above and adjacent to in-situ gold resources. The drill results announced today, along with those previously announced (please see news release dated August 5, 2025), continue to demonstrate strong resource expansion potential in this area. Additional drilling is planned at the Central / Radio Tower Saddle Target to further test areas with limited previous drilling. Results announced to date show broad, near surface intervals of gold mineralization consistent with existing gold grades at the Mine.

Select gold intercepts from drilling in the Central / Radio Tower Saddle Target:

  FCMR26-1250: 1.30 g/t Au over 62.5 m, including 9.37 g/t Au over 1.5 m and 14.74 g/t Au over 1.5 m
  FCMR26-1159: 0.83 g/t Au over 29.0 m, including 3.23 g/t Au over 4.6 m
  FCMR26-1152: 0.72 g/t Au over 22.9 m; and 7.52 g/t Au over 6.1 m including 28.80 g/t Au over 1.5 m
  FCMR26-1155: 0.84 g/t Au over 35.1 m, including 4.04 g/t Au over 1.5 m and 4.08 g/t Au over 1.5 m
  FCMR26-1147: 0.48 g/t Au over 9.1 m; 0.37 g/t Au over 10.7 m; and 1.60 g/t Au over 10.7 m, including 5.34 g/t Au over 1.5 m
  FCMR26-1162: 0.59 g/t Au over 167.6 m

Key observations

  Converting Inter-Pit areas like the Central / Radio Tower Saddle Target into potential gold resource can provide additional opportunities to expand the known resource at Florida Canyon and provide future mining flexibility due to their location next to existing open pits and infrastructure.
  Multiple drill holes are planned north of the results announced today to confirm continuity in the Central / Radio Tower Saddle Target area and provide data for inclusion of this material in future mine plans.
  Strong thickness-grade relationships exist in the Central / Radio Tower Saddle Target with mineralization occurring at surface, supporting low-strip mining at Florida Canyon.

Figure 4: View a cross section of the Central / Radio Tower Saddle Target

https://wp-integraresources-2024.s3.ca-central-1.amazonaws.com/media/2026/09/RT-Central-Saddle-CS-1155-vF.pdf

North Dump Drill Results

Gold mineralized material from the North Dump was modeled and included in the mine plan outlined in the updated Technical Report. Since this material was previously mined, the associated mining cost has already been incurred and its location near processing infrastructure reduces hauling distance and operating expenses related to this material. The drill results announced today demonstrate the strong grade and continuity of material in the North Dump, supporting the Company's decision to include it in the current mine plan.

Select intercepts from drilling in the North Dump include:

  FCMR26-0989: 0.40 g/t Au over 36.6 m
  FCMR26-0988: 0.38 g/t Au over 36.6 m

  FCMR26-1060: 0.39 g/t Au over 45.7 m, including 6.12 g/t Au over 1.5 m
  FCMR26-0979: 0.35 g/t Au over 30.5 m
  FCMR26-1022: 0.34 g/t Au over 54.9 m
  FCMR26-0983: 0.30 g/t Au over 38.1 m
  FCMR26-1045: 0.41 g/t Au over 36.6 m; 0.27 g/t Au over 27.4 m; and 0.26 g/t Au over 12.2 m

Key observations

  The overall cost of including North Dump material in the mine plan is lower than in-situ resource given its location and the fact that it has been previously mined as waste.
  Drilling has shown strong grade continuity within the North Dump that is consistent or above current mining grades.

Strategic Implications

  Near-mine resource growth: Drilling continues to identify broad zones of gold mineralization within and immediately adjacent to the existing Mine footprint, highlighting multiple opportunities to add resources and potentially extend mine life.
  New exploration target: Future mining of the North Dump could provide increased access to the underlying Madre Shear North Target, creating a new near-mine exploration opportunity.
  Inter-Pit resource potential: Continued drill success in Inter-Pit areas like the Central / Radio Tower Saddle Target demonstrates the potential to increase the Mine resource base and contribute to future production.

Table 1. Link to Table of Drill Results

https://wp-integraresources-2024.s3.ca-central-1.amazonaws.com/media/2026/09/2026_FCM_Drilling_Samples_Highlights_Sept-26-Highlights-vF.pdf

Table 2. Link to Drill Collar locations of Drill Results

https://wp-integraresources-2024.s3.ca-central-1.amazonaws.com/media/2026/09/2026_FCM_Drilling_Samples_Highlights_Sept-2026-Collars-vF.pdf

About Integra

Integra is a growing precious metals producer in the Great Basin of the western United States. The Company is focused on demonstrating profitability and operational excellence at its principal operating asset, the Florida Canyon Mine, located in Nevada. In addition, Integra is advancing its flagship development-stage heap leach projects: the DeLamar Project located in southwestern Idaho and the Nevada North Project located in western Nevada. Integra creates sustainable value for shareholders, stakeholders, and local communities through successful mining operations, efficient project development, disciplined capital allocation, and strategic M&A, while upholding the highest industry standards for environmental, social, and governance practices.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis

President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com

Company website: www.integraresources.com

Office phone: 1 (604) 416-0576

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by Michael J. Murenbeeld AIPG CPG-12233, Integra's Manager Geology and Exploration. Mr. Murenbeeld is a "qualified person" as defined in National Instrument 43- 101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

Sampling and QA/QC Procedure

Reverse circulation samples were collected at 5-foot intervals directly at the drill rig using pre-labeled bags. Samples were submitted to American Assay Laboratories ("AAL") in Reno, Nevada, an ISO/IEC 17025 accredited laboratory. AAL is independent of Integra. Sample preparation involved drying, jaw crushing to >70% passing 2 mm (10 mesh) and pulverizing a 300 g split to >85% passing 75 microns.

Gold analysis was performed on a 30-gram pulp using fire assay with ICP-AES finish. Samples returning >10 ppm Au were re-assayed using a gravimetric finish. Additionally, samples with Au >0.156 ppm underwent cyanide-soluble (0.3% NaCN/0.3%NaOH using a sample to solution ratio of 1:2 or 10g/20mL) analysis and preg-robbing (0.3% NaCN/0.3%NaOH + 1.71ppm/mL Au spike using 1:2 ratio calculates to 3.42ppm in the 10g/20mL) tests to assess metallurgical characteristics. Quality control protocols included the routine insertion of blank samples, certified reference materials (standards), and field and pulp duplicates. Blank material and standards were purchased from Moment Exploration Geochemistry. AAL also inserted internal control samples and duplicates within each batch.

Forward Looking Statements

Certain information set forth in this news release contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and in applicable United States securities law (referred to herein as forward‐looking statements). Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: the potential for sustained mineral resource growth at the Florida Canyon; the potential for drill results to positively impact and expand near-term mine plans; the potential of the Madre Shear North Target to host meaningful gold mineralization; planned additional drilling at the Madre Shear North Target and Inter-Pit areas; the potential to extend mine life and increase the long-term value of Florida Canyon; the potential for the Madre Shear North Target material to be amenable to heap leach processing; potential reductions in haulage distances and capital requirements attributable to the proximity of targets to existing infrastructure; the potential for Inter-Pit areas to contribute to future mineral resource estimates and mine plans; the ability of ongoing drill programs to support future mineral resource and reserve updates and life-of-mine planning; the future financial or operating performance of the Company and the Wildcat and Mountain View deposits (the "Nevada North Project"), the Florida Mountain and DeLamar deposits (the "DeLamar Project") and the Florida Canyon (together with the Nevada North Project and the DeLamar Project, the "Projects"). Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", 'believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions.

Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such statement was made. Assumptions and factors include: the Company's ability to complete its planned exploration and development programs; the absence of adverse conditions at the Projects; no unforeseen operational delays; no material delays in obtaining necessary permits; results of independent engineer technical reviews; the possibility of cost overruns and unanticipated costs and expenses; the price of gold remaining at levels that continue to render the Projects economic, as applicable; the Company's ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; risks related to local communities; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and other factors beyond the Company's control and as well as those factors included herein and elsewhere in the Company's public disclosure. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's Annual Information Form dated March 24, 2026 for the fiscal year ended December 31, 2025, which is available on the SEDAR+ issuer profile for the Company at www.sedarplus.ca and available as Exhibit 99.1 to Integra's Form 40-F, which is available on the EDGAR profile for the Company at www.sec.gov.

Investors are cautioned not to put undue reliance on forward-looking statements.  The forward-looking statements contained herein are made as of the date of this news release and, accordingly, are subject to change after such date.  The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.  Investors are urged to read the Company's filings with Canadian securities regulatory agencies, which can be viewed online under the Company's profile on SEDAR+ at www.sedarplus.ca.

Cautionary Note for U.S. Investors Concerning Mineral Resources and Reserves

NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource and reserve information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.